Mail Stop 4561

January 3, 2008

Giuseppe Crisafi
CFO
The Amacore Group, Inc.
1211 North Westshore Boulevard, Suite 512
Tampa, FL 33607

> **Re:** **The Amacore Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 20, 2007**
> **File No. 000-27889**

Dear Mr. Crisafi:

We have reviewed your response letter dated December 7, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Giuseppe Crisafi
The Amacore Group, Inc.
January 3, 2008
Page 2

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Consolidated Statements of Stockholders' Equity (Deficit), page 19

1.   We note your response to our prior comment one. As disclosed in Note 9 on page
        27, it appears that the accretion of dividends for 2005 was $221,004, and this
        amount appears to be separately disclosed on your Consolidated Statements of
        Stockholders' Equity (Deficit). We remain unclear how the amount labeled as
        "Other Derivative Activities" in 2005 relates to the accretion of dividends on
        preferred stock. Please provide us with a detailed description of your accounting
        for these preferred stock instruments. To the extent the amount disclosed as
        "Other Derivative Activities" does not represent the accretion of preferred
        dividends, we reissue our previous comment and request that you provide us with
        a detailed description of the nature of this line item.

Notes to Consolidated Financial Statements

Note 9. Preferred Stock, page 26

2.   We have considered your response to our prior comment three. We do not agree
        with your statement that accounting for the beneficial conversion feature on your
        series D and E instruments would have no effect on your financial statements as it
        appears that there would be an impact on the Company's earnings per share.
        Please provide us with your materiality analysis of the beneficial conversion
        features. In your response tell us the total beneficial conversion feature related to
        your series D and E preferred stocks and a detailed calculation of the accretion
        that was recorded in 2007.

3.   We note your response to our prior comment four. Please reconcile for us the
        reclassified amount of $793,831 to the retirement of preferred stock line item on
        your Consolidated Statements of Stockholders' Equity (Deficit).

Note 11. Warrants, page 28

4.   We note your response to our prior comment five. Your response did not address
        our comment in its entirety; thus, the comment will be partially reissued. Your
        response addressed your 2006 warrants; please provide the requested information
        for your 2005 warrants. Also, please tell us where you have recorded the warrants
        on your balance sheet.

Form 10-QSB for the quarterly period ended June 30, 2007

Exhibit 31.1 and 31.2

5.   We reviewed your response to our prior comment eight and your related Form 10-QSB/A. We note your certifications still do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Please amend your filing to revise your certifications to comply exactly with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Also, please amend your Form 10-QSB for the quarterly period ended September 30, 2007 to revise your certifications to comply exactly with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant